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                              August 12, 2020

       Nicholas Curtis
       Chief Executive Officer
       LENSAR, Inc.
       2800 Discovery Drive
       Orlando FL
       32826

                                                        Re: LENSAR, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted August 4,
2020
                                                            CIK No. 0001320350

       Dear Mr. Curtis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10 submitted August 4, 2020

       The Spin-Off
       Conditions to the Spin-Off, page 77

   1. We note your statement that the PDL board of directors can waive in its sole discretion the conditions that: (i)
all actions and filings necessary under federal or state securities laws related to the
Transactions shall have been taken, (ii) the acceptance of your common stock for listing,
(iii) any material government authorizations necessary to consummate the Spin-Off shall have
been obtained, (iv) the effectiveness of your amended and restated
                                                        certificate of
incorporation and bylaws and (v) no preliminary or permanent injunction shall be in effect that
prevents the consummation of the Spin-Off. Please update your
 Nicholas Curtis
LENSAR, Inc.
August 12, 2020
Page 2
      disclosure to discuss to potential consequences to stockholders if the PDL board of directors waives these conditions and proceeds with the Spin-Off. Development Agreement with Oertli, page 125

2. We note that you and Oertli will be joint and several owners of intellectual property resulting from the development agreement. Please clarify whether there are any restrictions on either party's ability to use the intellectual property to compete with the other. If there are no such restrictions, please consider appropriate risk factor disclosure.
       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameNicholas Curtis
                                                             Division of
Corporation Finance
Comapany NameLENSAR, Inc.
                                                             Office of Life
Sciences
August 12, 2020 Page 2
cc:       Drew Capurro
FirstName LastName